SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13G/A
                              (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 2) (1)


                        LAUREL CAPITAL GROUP, INC.
______________________________________________________________________________
                             (Name of Issuer)


                  Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                      (Title of Class of Securities)


                                518629 10 0
______________________________________________________________________________
                              (CUSIP Number)


                             December 31, 2005
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


__________________

(1) The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 Pages


CUSIP NO. 518629 10 0                 13G/A                 Page 2 of 5 Pages

______________________________________________________________________________
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Edwin R. Maus
______________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [ ]

      (b)   [ ]
______________________________________________________________________________
3.    SEC USE ONLY

______________________________________________________________________________
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

______________________________________________________________________________
              5.    SOLE VOTING POWER

                    59,907
              ________________________________________________________________
 NUMBER OF    6.    SHARED VOTING POWER
   SHARES
BENEFICIALLY        54,050
  OWNED BY    ________________________________________________________________
    EACH      7.    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         59,907
              ________________________________________________________________
              8.    SHARED DISPOSITIVE POWER

                    54,5050
______________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      113,957
______________________________________________________________________________
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [X]
______________________________________________________________________________
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.7%
______________________________________________________________________________
12.   TYPE OF REPORTING PERSON

      IN
______________________________________________________________________________


CUSIP NO. 518629 10 0                 13G/A                 Page 3 of 5 Pages


       Item 1(a) Name of Issuer:

                 Laurel Capital Group, Inc.

       Item 1(b) Address of Issuer's Principal Executive Offices:

                 2724 Harts Run Road
                 Allison Park, Pennsylvania  15101

       Item 2(a) Name of Person Filing:

                 Edwin R. Maus. Mr. Maus is the President and Chief Executive Officer of the Issuer.

       Item 2(b) Address of Principal Business Office or, if None,
                 Residence:

                 Laurel Capital Group, Inc.
                 2724 Harts Run Road
                 Allison Park, Pennsylvania  15101

       Item 2(c) Citizenship:

                 United States.

       Item 2(d) Title of Class of Securities:

                 Common Stock, par value $.01 per share.

       Item 2(e) CUSIP Number:

                 518629 10 0

       Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

                 This statement is filed pursuant to Rule 13d-1(c).



CUSIP NO. 518629 10 0                 13G/A                 Page 4 of 5 Pages


Item 4.   Ownership.

          (a) Edwin R. Maus (the Reporting Person) beneficially owns 113,957 shares of the common stock, par value $.01 per share, of Laurel Capital Group, Inc. (the Issuer). Such amount includes options covering 20,000 shares of common stock which are exercisable within 60 days of December 31, 2005. Such options are included in the amount reflected as being beneficially owned by Mr. Maus with sole voting and dispositive power. The amount of shares being reported as beneficially owned by Mr. Maus does not include 25,565 shares of common stock held in the Deferred Compensation Plan of Laurel Savings Bank, the wholly owned subsidiary of the Issuer. Mr. Maus disclaims beneficial ownership of such shares.

          (b) The 113,957 shares held by the Reporting Person represents approximately 5.7% of the class (assuming the exercise of options; at December 31, 2005, there were 1,991,177 shares of common stock issued and outstanding).

          (c) Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote  59,907
                                                             ---------
              (ii)   Shared power to vote or to direct the vote    54,050
                                                                ----------
              (iii)  Sole power to dispose or to direct the disposition of
                     59,907
                     ------
              (iv)   Shared power to dispose or to direct the disposition of
                     54,050
                     ------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.



CUSIP NO. 518629 10 0                 13G/A                 Page 5 of 5 Pages


Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 10, 2006                         By: /s/Edwin R. Maus
                                              ----------------------
                                              Edwin R. Maus